

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2013

Via E-mail

Ihsan Falou
President
Intellisense Solutions Inc.
1727 14th Ave., Suite 100
Seattle, WA 98122

> **Re:** **Intellisense Solutions Inc.**
> **Registration Statement on Form S-1**
> **Filed May 29, 2013**
> **File No. 333-188920**

Dear Mr. Falou:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please provide us with copies of all written communications, as defined in Securities Act Rule 405, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act by any broker or dealer that is participating or will participate in your offering.

Outside Front Cover Page of Prospectus

2.   Please disclose that you are a shell company. In addition, please add a risk factor that discloses that the Securities Act Rule 144 safe harbor is not available for the resale of any

restricted securities issued by a shell company and discusses the potential effect on your ability to attract additional capital through unregistered offerings.

3.   In the third paragraph, and other places in the prospectus, you refer to your "officer and sole director," even though you have more than one officer and director. Please revise.

Prospectus Summary

Our Company, page 3

4.   In the second-to-last paragraph on page 3, you state that you plan to raise additional funds for your business in a private debt or equity financing, and cannot provide any assurance that you will be able to raise sufficient funds to proceed with your twelve month business plan. This appears inconsistent with your disclosure elsewhere in your prospectus that if you sell all of the shares registered in the offering you will be able to "execute fully" on your business plan. Please revise.

The Offering, page 5

5.   Here and on pages 13 and 28, you refer to potential gross proceeds from this offering. Please clarify whether you plan to use any offering proceeds to pay for offering expenses, or whether you will fund offering expenses solely from cash on hand. If you plan to use offering proceeds to pay for some or all offering expenses, quantify net proceeds after payment of offering expenses and revise your disclosure accordingly.

Risk Factors, page 6

6.   Messrs. Falou and Khan appear to reside outside of the United States. Please add a risk factor discussing the difficulties shareholders may have in bringing actions or enforcing judgments against your officers and directors. See Item 503(c) of Regulation S-K.

7.   Please include a risk factor that addresses the potential risks to investors if you have less than 300 record holders after completion of the offering, i.e., it is possible that you would not be required to provide shareholders periodic or current reports following the Form 10-K for the fiscal year in which your offering is completed, and this could impact your eligibility for quotation on the OTC Bulletin Board. See Item 503(c) of Regulation S-K.

"Because our auditors have issued a going concern opinion . . . ," page 6

8.   You refer to an auditor's report dated December 6, 2012, but your auditor's report is dated May 29, 2013. In addition, on page 19, you state that you were incorporated on October 31, 2012, even though the rest of your filing states that you were incorporated on March 22, 2013. Please revise.

Description of Business

In General, page 19

9.   You state that if you do not generate any revenue, you may need a minimum of $10,000
        of additional funding to pay for SEC filing requirements, and that although Mr. Falou has
        agreed to loan you funds, he has no legal obligation to do so. Please discuss how you
        plan to fund these filing requirements if you do not generate any revenue and Mr. Falou
        does not loan you funds.

Initial Focus of Our Business, page 20

10.   You state that you will develop a series of certifications for different types of vegetarian
        food and charge one-time and yearly fees to train organizations or individuals who are
        authorized to issue such certifications. This appears inconsistent with your discussion of
        revenue derived from vegetarian product certification on page 26. Please revise
        throughout the prospectus to consistently describe how you hope to generate revenue
        from this planned product.

11.   You included revenue projections in the last paragraph on page 20. You must have a
        reasonable basis for any projections in your registration statement. See Item 10(b) of
        Regulation S-K. In that regard, you have no operating history and currently have no
        product, both of which suggest that it is difficult to reasonably project future revenues.
        Please revise.

Offices, page 26

12.   The disclosure in the registration statement suggests that Messrs. Falou and Khan reside
        outside of the United States, yet your principal office appears to be located in an
        apartment building in Seattle, Washington. Please provide a more detailed description of
        the suitability, adequacy, and extent of utilization of the facilities by the company. See
        Instruction 1 to Item 102 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Plan of Operation, page 27

13.   Although the maximum offering proceeds are $65,033, the second paragraph on page 28
        refers to the possibility of raising "$100,000 from this offering." Please revise.

<u>Disclosure of Commission Position on Indemnification for Securities Act Liabilities, page 40</u>

14.   This section appears inapplicable to this filing. See Item 510 of Regulation S-K. Please revise.

<u>Recent Sales of Unregistered Securities, page II-2</u>

15.   Elsewhere in the registration statement you disclose that on March 22, 2013, you sold 1,300,000 shares to Mr. Falou and 698,000 shares to Mr. Khan at a purchase price of $0.01 per share. Please revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Luna Bloom, Staff Attorney, at (202) 551-3194 or me at (202) 551-3428 with any questions.

Sincerely,

/s/ Evan S. Jacobson

Evan S. Jacobson
Attorney-Advisor

cc: Via E-mail
Thomas E. Puzzo, Esq.
Law Offices of Thomas E. Puzzo, PLLC